Mail Stop 6010

December 14, 2007

James B. Lootens
Secretary and Deputy General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

       Re: **Eli Lilly and Company**
               Definitive Proxy Statement
               Filed March 5, 2007
               File No. 001-06351

Dear Mr. Lootens:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney